

June 13, 2022

Pierre R. Breber
Chief Financial Officer
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583-2324

> **Re: Chevron Corporation**
> **Form 10-K for the fiscal year ended December 31, 2021**
> **Filed February 24, 2022**
> **File No. 001-00368**

Dear Mr. Breber:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2021

Financial Statements
Note 3 - Information Relating to the Consolidated Statement of Cash Flows, page 68

1. We note you present the measure "capital and exploratory expenditures, including equity affiliates" in the table at page 68 and at page 45 in your discussion of liquidity and capital resources. Please tell us how you considered this measure as a non-GAAP measure and how its current presentation in the financial statements and in management's discussion and analysis complies with Item 10(e) of Regulation S-K. In this regard, we note that you apply the equity method of accounting to your equity affiliates and therefore own an interest in the investee as a whole rather than having a proportionate legal interest in each financial statement line item, like revenues or expenses. Reflecting these equity method investments using a proportionate consolidation method in a consolidated measure does not appear to be consistent with the guidance in Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Brian McAllister at (202) 551-3341 or Craig Arakawa at (202) 551-3650 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Amit Ghay